SECURITIES AND EXCHANGE COMMISSION      Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 1-8097

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ENSCO Savings Plan

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ENSCO International Incorporated
500 North Akard Street
Suite 4300
Dallas, Texas 75201-3331

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Plan Benefits Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Information:

Schedule I - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	11

Exhibits:

Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

The Administrator and Participants of the
ENSCO Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ENSCO Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Dallas, Texas
June 25, 2009

ENSCO SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Cash	$ 13,547	$ 273,224
Receivables:
Employer contributions	12,752,797	12,867,795
Participant contributions	1,342	414,883
Investments, at fair value	157,306,678	198,266,202

Net assets reflecting investments at fair value	170,074,364	211,822,104
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	529,778	(304,199)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$170,604,142	$211,517,905

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

(REDUCTIONS) ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 7,037,620	$ 8,224,364
Participant contributions	9,812,496	8,772,517
Employer contributions	18,364,188	17,614,705
Net (depreciation) appreciation in the fair value of investments	(61,165,305)	11,142,642

Total (reductions) additions	(25,951,001)	45,754,228

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	14,931,212	22,179,321
Fees	31,550	34,286

Total deductions	14,962,762	22,213,607

NET (DECREASE) INCREASE	(40,913,763)	23,540,621

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	211,517,905	187,977,284

End of year	$170,604,142	$211,517,905

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the "Plan") is a defined contribution plan available to employees of ENSCO International Incorporated and subsidiary companies (the "Company"). The Plan was established to provide a retirement benefit for employees through Company profit sharing contributions, and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation

Employees of the Company may participate in the Plan upon completing certain age and service requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are the subject of good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), leased employees and certain non-resident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing one month of service with the Company. The entry date with respect to an eligible employee's ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements.

Eligible employees automatically participate in the profit sharing feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end. Effective January 1, 2008, the Plan was amended by the Company to exclude eligibility to participate in the profit sharing feature of the Plan for employees eligible to participate in the new Ensco Multinational Savings Plan beginning on January 1, 2009. The profit sharing contributions of the Company are at the discretion of the Board of Directors as disclosed below.

Contributions

Participants in the Plan ("Plan Participants") may elect to make contributions to the Plan through salary deferrals ("Savings Contributions"), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (the "Code"). Under the Plan, Savings Contributions are limited to 50% (10% for highly compensated employees) of the participant's compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($15,500 for the years ended December 31, 2008 and 2007). Plan Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions. An individual's total catch-up contributions during 2008 could not exceed $5,000. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.

At the discretion of its Board of Directors, the Company may make contributions to the Plan ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant employee accounts as follows:

Contribution Level	Matching Percentage
	2008	2007

First 5% of eligible compensation	100%	100%

Total Matching Contributions for the years ended December 31, 2008 and 2007 were approximately $5.6 million and $5.0 million, respectively. Matching Contributions are disclosed net of approximately $500,000 and $600,000 of forfeitures for the years ended December 31, 2008 and 2007, respectively.

At the discretion of its Board of Directors following close of a fiscal year, the Company may also make annual profit sharing contributions to the Plan for the benefit of all Plan Participants ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions either in cash or in the Company's common stock. Annual Profit Sharing Contributions are allocated to Plan Participants based on their proportionate compensation. The 2008 and 2007 Profit Sharing Contributions were awarded in cash and totaled approximately $12.8 million and $12.6 million, respectively. As of December 31, 2008 and 2007, the Plan's contribution receivable from the Company included approximately $12.8 million and $12.6 million, respectively, related to the 2008 and 2007 Profit Sharing Contributions, which were paid in March 2009 and 2008, respectively.

Statutory limits on the sum of a participant's annual Savings Contributions, Matching Contributions and Profit Sharing Contribution were the lesser of $46,000 for 2008 and $45,000 for 2007 or 100% of the Plan Participant's compensation. Under certain circumstances, Plan Participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").

Plan Administration

T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan Participants. T. Rowe Price performs all recordkeeping services.

Vesting

Effective January 1, 2008, the Plan was amended by the Company to reduce the years of service with the Company required for vesting of Matching Contributions and Profit Sharing Contributions. A Plan Participant's Matching Contribution account balance and Profit Sharing Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%

A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least three years, or a full termination of the Plan. A Plan Participant's Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.

The nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan Participants are forfeited ("forfeitures") to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of employer contributions. The Plan used forfeitures of approximately $500,000 and $600,000 to reduce a portion of the Company's Matching Contributions during the years ended December 31, 2008 and 2007, respectively.

Distributions

Distributions of a Plan Participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. As of December 31, 2008 and 2007, all Plan Participants who had elected to withdraw from the Plan had been paid.

Investments

The Plan allows participants to direct all contributions among a number of different investment funds managed or held by T. Rowe Price, including Company stock. Effective January 1, 2008, the Plan was amended by the Company to increase the number of investment funds available to Plan Participants. In addition, effective June 1, 2008, the Company amended the Plan to provide a prospective limitation (50%) on the portion of a participant's aggregate account balance that may be invested in Company stock. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant's account based on the change in unit value for each investment fund in which the participant has an account balance.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

The Plan's investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the T. Rowe Price Stable Value Common Trust Fund is valued based on information reported by the fund's investment advisor using the audited financial statements of the collective trust fund at year end. See "Note 4 - Fair Value Measurements" for additional information on the fair value measurement of the Plan's net assets.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for Plan benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for Plan benefits are prepared on a contract value basis.

Purchases and sales of mutual funds and the Company's common stock fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statements of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and/or losses and the unrealized appreciation (depreciation) on those investments. Net appreciation (depreciation) is calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.

Distributions

Distributions of benefits to participants are recorded when paid.

Loans

Approved loans to eligible participants are granted from the Plan Participants' vested accounts. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans may not exceed the limitations listed in the Plan document, which are the lesser of 50% of the Plan Participant's vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for Plan benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3. PLAN INVESTMENTS The fair value of investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	2008	2007

Mutual Funds
T. Rowe Price:
Spectrum Growth Fund	$ 9,155,520	$ 16,349,166
Mid-Cap Growth Fund	9,149,680	15,347,348
Balanced Fund	8,975,161	13,282,756
Blue Chip Growth Fund*	6,440,719	10,292,492
Other Funds (individually represent less than 5% of net assets)	25,303,437	24,420,491
Common Collective Trust Fund:
T. Rowe Price Stable Value Common Trust Fund	56,514,686	51,468,634
Common Stock:
ENSCO International Incorporated	30,361,931	55,752,451

	145,901,134	186,913,338

Loan Fund	11,405,544	11,352,864

Total Investments	$157,306,678	$198,266,202

*Balance did not exceed 5% of the Plan's net assets as of December 31, 2008

During 2008 and 2007, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:
	2008	2007

Mutual funds	$(33,527.626)	$ 1,329,095
Company stock	(27,637,679)	9,813,547

	$(61,165,305)	$11,142,642

As of December 31, 2008 and 2007, the Plan's investment in the Company's common stock was based on the closing price on such dates of $28.39 per share and $59.62 per share, respectively. Like any investment in publicly traded securities, the Company's common stock is subject to price changes. During 2008 and 2007, the high and low prices for the Company's common stock were $83.24 and $22.38 and $67.61 and $45.00, respectively.

4.   FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), as it relates to financial assets and liabilities. SFAS 157 refines the definition of fair value, provides a framework for measuring fair value and expands disclosures about fair value measurements. The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.

The following fair value hierarchy table categorizes information regarding the Plan's net assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

As of December 31, 2008
Mutual funds	$59,024,517	$ --	$ --	$ 59,024,517
Company stock	30,361,931	--	--	30,361,931
Common collective trust fund	--	56,514,686	--	56,514,686
Participant loans	--	--	11,405,544	11,405,544

Total assets	$89,386,448	$56,514,686	$11,405,544	$157,306,678

The following table summarizes the Plan's fair value measurements using significant level 3 inputs, and changes therein, for the year ended December 31, 2008:
Loans to Participants

Balance as of January 1, 2008	$11,352,864
Issuances and settlements, net	52,680

Balance as of December 31, 2008	$11,405,544

5.   ADMINISTRATIVE FEES

The Plan has no employees. All administrative expenses of the Plan have been paid by the Company. Fees paid by the participants and the Plan for investment management and loan origination services amounted to approximately $32,000 and $34,000 for the years ended December 31, 2008 and 2007, respectively.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 28, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, management believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Shares of the Company's common stock held by the Plan as an investment qualify as party-in-interest transactions.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits between the financial statements and Form 5500:

	December 31,	December 31,
	2008	2007

Net assets available for Plan benefits per the financial statements	$170,604,142	$211,517,905
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(529,778)	304,199

Net assets available for Plan benefits per Form 5500	$170,074,364	$211,822,104

The following is a reconciliation of additions to net assets between the financial statements and Form 5500:
	December 31,	December 31,
	2008	2007

(Reductions) additions to net assets per the financial statements	$(25,951,001)	$45,754,228
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(833,977)	717,252

(Reductions) additions to net assets per Form 5500	$(26,784,978)	$46,471,480

10.  RISKS AND UNCERTAINTIES

The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants' account balances and the amounts reported in the statement of net assets available for Plan benefits.

Supplemental Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008

Identity of issue or	Description of	Rate of	Fair
party involved	investment	interest	value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	3.70% - 5.80%	$ 56,514,686
*Spectrum Growth Fund	Mutual Fund	-	9,155,520
*Mid-Cap Growth Fund	Mutual Fund	-	9,149,680
*Balanced Fund	Mutual Fund	-	8,975,161
*Spectrum Income Fund	Mutual Fund	-	7,811,738
*Blue Chip Growth Fund	Mutual Fund	-	6,440,719
*Small-Cap Stock Fund	Mutual Fund	-	4,112,180
*Equity Income Fund	Mutual Fund	-	3,526,232
*Vanguard Institutional Index Fund	Mutual Fund	-	3,394,974
*Euro Pacific Growth Fund	Mutual Fund	-	1,481,421
*Vanguard Total Bond Market Index Fund	Mutual Fund	-	635,639
*Retirement Income Fund	Mutual Fund	-	157,282
*Retirement 2005 Fund	Mutual Fund	-	299,428
*Retirement 2010 Fund	Mutual Fund	-	351,310
*Retirement 2015 Fund	Mutual Fund	-	638,508
*Retirement 2020 Fund	Mutual Fund	-	1,201,275
*Retirement 2025 Fund	Mutual Fund	-	463,391
*Retirement 2030 Fund	Mutual Fund	-	463,158
*Retirement 2035 Fund	Mutual Fund	-	316,280
*Retirement 2040 Fund	Mutual Fund	-	239,128
*Retirement 2045 Fund	Mutual Fund	-	162,050
*Retirement 2050 Fund	Mutual Fund	-	38,675
*Retirement 2055 Fund	Mutual Fund	-	10,768

			115,539,203
Employer securities:
*ENSCO International Incorporated	ENSCO International Incorporated Common Stock	-	30,361,931

*Participant Loans	Participant Loans, maturity dates ranging from January 2009 to October 2018	4.89% - 10.50%	11,405,544

			$157,306,678

Historical cost information is not presented on this schedule, as all investments are participant directed. *Party-in-interest See accompanying independent registered public accounting firm's report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 25, 2009	/s/ DOUGLAS J. MANKO By: Douglas J. Manko Controller

12

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

13